February 10, 2006

Mr. Russell Mancuso

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Somerset International Group, Inc.

Amendment No. 3 to Registration Statement on Form SB-2

File No. 333-128262

Filed on January 5, 2006

Dear Mr. Mancuso:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”). We are in receipt of your letters dated January 20, 2006 and January 26, 2006 regarding the above referenced filing and the following are our responses to same:

Fee Table

1.

When registering additional shares by pre-effective amendment, please calculate the filing fee for the additional shares using a market price as of a date within 5 business days prior to the filing of the amendment. See Rule 457 (c).

Answer:	The filing fee for the additional shares has been calculated using a market price as of a date within 5 business days prior to the filing of the amendment.

About our Company, page 1

2.

We note your response to comment 5; however your disclosure in the forth paragraph on page 30 continues to imply that your evaluation of opportunities will not focus on verifying information unless something comes to your attention. Therefore we reissue the comment that you should expand the summary of your business strategy to make this clear.

Answer:	The summary has been expanded to clarify that the candidates’ viability as an acquisition candidate will be subject to review of their audited financial statements.

3.	Because the consolidated entity in which shareholders will invest cannot recognize revenue from consulting services as you mention, please revise your business strategy to clarify.

Answer:	The summary has been revised to clarify in the business strategy how the company will recognize revenue.

4.	Please explain what “cash positive” means and reconcile with GAAP calculation. Also explain whether Secure Systems fits your formula.

Answer:	The “cash positive” has been revised to a GAAP calculation of “cash flow from operating activities”. Secure System fits with the revised business summary.

5.

We note that, in response to comment 7, you disclosed on page 2 that your plan is not to engage in a merger or acquisition with an unidentified company. Please reconcile this statement with your disclosure on page 1 that your current activity is the acquisition of business.

Answer:	The statement on page 2 has been revised since the Company does intend to acquire other entities.

Risk Factors, page 3

6.	Please expand your response to comment 8 to provide complete disclosure regarding risk factors. For example, we note from response 34 your reliance on three customers.

Answer:	This section has been revised to include a risk factor regarding the reliance on three customers.

Our Failure to Designate a Date, page 6

7.	Please disclose when you last held an annual meeting to elect directors.

Answer:

This section has been revised to disclose that the new management of the Company is not aware of when the last annual meeting to elect directors was held. However, based upon filings with the SEC, it does not appear that an annual meeting has been held in the last ten years.

8.	Explain the effect of your failure to hold meetings on shareholders’ ability to exercise their voting rights.

Answer:	This section has been revised to disclose the effect of the failure to hold meetings on shareholders ability to exercise their voting rights.

Selling Shareholders, page 8

9.

We reissue comment 10 which requested that you clarify which shares mentioned in the footnote are being registered for resale. For example, in footnote 2, you mention several transactions in which the selling shareholder acquired shares, but you do not mention which of those transactions generated the shares that are offered for resale.

Answer:	This section has been revised to clarify which shares mentioned in the footnote are being registered for resale.

10.	Please update the share ownership amounts to disclose the issuance of stock to Mr. Adiletta on December 31, 2005.

Answer:	This section has been revised to update the share ownership amounts to disclose the issuance of stock to Mr. Adiletta on December 31, 2005.

11.

We note that the notes issued in your private placement of March 11, 2005 and your notes issued on April 4, 2005 have maturities of six months. Please explain what happened to such notes at maturity, which dates have already passed.

Answer:

As previously disclosed, all of these noteholders executed ninety day extensions for the repayment of these notes. In this section and throughout the SB2 it has been disclosed that although the ninety day extension has passed, as of February 10, 2006, none of the noteholders has declared a default and the Company intends to repay the notes through the proceeds of additional financings at such time as this registration statement is declared effective by the SEC.

12.

We note footnote 16 and footnote 22 you disclose the selling shareholder assisted you in “finding financial sources.” Please explain what this means and why the selling stockholder is not registered broker-dealer.

Answer:

This section has been revised to delete the reference to “finding financial sources” since these selling shareholders provided consulting services which consisted of many aspects, including but not limited to, introducing the Company to banking institutions for potential loan transactions.

13.	Please expand your response to comment 12 to show us your calculations underlying the dividend share amounts, including the effect of the first redemption.

Answer:	This footnote has been revised to show the calculation for the underlying the dividend share amounts, including the effect of the first redemption.

14.

Please address previous comment 13 regarding the consideration paid for the shares in each of the issuances mentioned in this section. For example, in footnote 2, disclose the amount and duration of accrued compensation mentioned in the last sentence.

Answer:	This section has been revised to disclose the consideration paid for the shares in each of the issuances.

15.

We reissue comment 14. Instruction 3 to Regulation S-B Item 403 requires that you calculate a selling shareholder’s percentage ownership based on the number of securities outstanding plus the securities that shareholder has the right to acquire within sixty days.

Therefore, the denominator in the calculation will differ for each shareholder, contrary to your disclosure in footnote 1. Please also revise your beneficial ownership table on page 17 accordingly.

Answer:

As discussed, the selling shareholder’s percentage ownership is based upon the issuance of all shares after the offering and therefore there is one common denominator for these shareholders. Please note that the beneficial ownership table has been revised in accordance with Instruction to Regulation SB Item 403.

16.

Please reconcile the number of pre-offering securities held by the selling stockholders with the information added in the newly added table regarding beneficial ownership of your preferred stock on page 17.

Answer:

The number of pre-offering securities held by the selling stockholders has been reconciled with the information added in the newly added table regarding beneficial ownership of the preferred stock on page 17.

Common Stock, page 18

17.

We note your response to our prior comment 27. Your certificate of incorporation and related certificates of designations do not appear to authorize a series of Class A Stock par value $.0035 per share. Please clarify how these shares are authorized.

Answer:	The Certificate of Designations has been amended to authorize a series of Class A Stock par value $.0035 per share.

Preferred Stock, page 19

18.	We reissue comment 24 requesting that you file the agreements mentioned in this section. For example, you mention an escrow agreement in the paragraph numbered four.

Answer:	The Stock Pledge and Escrow Agreement set forth in this section has been filed as an exhibit.

19.	Please update this section to confirm with the terms to your amendment No. 1 to your certificate of designations. Also clarify who will determine whether a dividend will be paid in cash or securities.

Answer:	This section has been updated to confirm with the terms of Amendment No. 1 to the certificate of designations.

20.	Please disclose your response to prior comment 25 and file the related agreement.

Answer:	The previous response to prior comment 25 has been disclosed in this section and a form of profit participation certificate has been attached as an exhibit.

Description of Business, page 22

21.	We note your response to comment 26. Please reconcile the dates Mr. Adiletta was appointed to his positions with the company as disclosed on page 23 and on page 16.

Answer:	The dates have now been reconciled.

22.

Please expand your response to prior comment 29 to tell us whether shareholder approval was required for any of the transactions described in the Corporate Developments-Somerset Ceases Operations section and the Acquisition of Secure Systems section. Cite the authority on which you rely. For example, it is unclear how shareholder approval would not have been required in connection with your July 2004 merger with Somerset-NJ. If shareholder approval was required, please demonstrate compliance with the proxy rules.

Answer:

Section 252 of the Delaware Corporation Law states that Section 251 of the Delaware Corporation Law sets forth the rules for how a corporation can undertake a merger. No shareholder vote was required since the merger met the requirements set forth in Section 251.

Customers and Market, page 25

23.	We note you state in your response to our comment 32 you filed as an exhibit your agreement with the State of New York. Please file such exhibit.

Answer:	The Agreement with the State of New York has been filed as an exhibit.

24.	Please disclose your response to comment 34 that you currently have three customers, one campus customer and two healthcare customers. Identify those customers.

Answer:

This section has been revised to disclose that the Company currently has three customers, one campus customer and two healthcare customers. These customers have not been identified for confidentiality reasons. Since the Company depends on these three customers for its revenues, management believes that it will be detrimental to its business to provide the names of these customers. The Company would be willing to provide the names of the customers on a supplemental basis to the SEC if requested but would rather not supply these name to its competitors in a public filing.

Recent Development, page 27

25.

Please confirm our understanding that you will not request acceleration of the effective date of this registration statement until you have disclosed the information mentioned in your response to comment 37.

Answer:

The Company has confirmed its understanding that that it will not request acceleration of the effective date of this registration statement until it has disclosed the information mentioned in its response to comment 37.

Revenues, page 28

26.

Please disclose the trends that the Secure Systems business experienced during the periods presented. For example, you disclose that the increased revenue is due to your acquisition of the business. It remains unclear whether Secure Systems sales increased or decreased and why.

Answer:	This section has been revised to describe the Secure revenues for the prior periods.

Liquidity, page 29

27.

We note you state you have obtained a 90-day extension from your short-term note holders. Given that the expended deadline has passed, disclose whether you are in default under these notes and how you intend to repay them.

Answer:

This section has been revised to reflect that the deadline has passed and to date none of these noteholders have requested a default from the Company on the notes. It also sets forth how the Company’s intends to repay the notes.

Certain Relationships and Related Transaction, page 31

28.	Please tell us the exhibit number of the documents you say are filed in your response to previous comment 41.

Answer:	Agreements relating to Mr. Patrizio’s employment were not previously filed but have been filed as exhibits to this registration statement.

29.	Please clarify the pre-acquisition relationship between you and Somerset-NJ. it is unclear why both companies had the same name.

Answer:

This section has been revised to clarify that prior to the acquisition of its shares of the Company, Somerset-NJ had no relationship with the Company. The Company name at that time was ORS Automation, Inc. Pursuant to the initial transaction, Somerset NJ became our principal shareholder and the Company changed its name to Somerset International Group, Inc.(Delaware). Subsequently, the Company entered into an Agreement and Plan of Merger with Somerset-NJ, which closed on July 1, 2004 and issued shares of its common stock to the shareholders of Somerset-NJ in exchange for all of the issued and outstanding shares of Somerset-NJ. John X. Adiletta, currently our sole officer and director, and Paul Patrizio, formerly our Chief Financial and Director, were the principal shareholders of both the Company and Somerset-NJ at the time of the merger and each received 1,800,000 shares of our common stock pursuant to the merger.

30.	Please update your related-party transaction section to include the transaction with Mr. Adiletta on December 31, 2005.

Answer:	This section has been updated to include the transaction with Mr. Adiletta on December 31, 2005.

31.

We reissue comment 40. Please disclose the amount of consideration involved in the transactions. For example, you should disclose the dollar amounts involved in the transactions mentioned in the first two paragraphs.

Answer:

This section has been revised to disclose that the Company is not aware of the amount of consideration paid for the transaction in the first paragraph and to disclose that the amount of consideration paid in the second paragraph was $125,000.

32.

Please disclose your response to comment 42 and explain how the accrual of $100,000 in salary for 2004 was for 4.8 months of service given that you disclose salaries of $197,211 annually for these executives.

Answer:

This section has been revised to disclose that the annual salary for Mr. Adiletta and Mr. Patrizio in 2004 was $250,000 and the annual salary for Mr. Adiletta in 2005 was $275,000. Therefore the accrual of $100,000 for 4.8 months of service is accurate.

33.	Please expand your response to comment 43 to tell us why deletion of the disclosure is an appropriate response to the issue raised.

Answer:

The deletion of the disclosure was appropriate since such disclosures did not involved related party transactions and therefore such not have been set forth in this section. These disclosures are set forth in other sections of the SB2.

34.	We note your response to our prior comment 44. Please identify the stockholder and the date and purpose of the original note issuance.

Answer:	The stockholder has been identified and the original date and purpose of the original note issuance has been clarified.

Executive Compensation, page 32

35.	Please update your executive compensation section to include amounts received in the last completed fiscal year.

Answer:	The executive compensation section has been updated to include amounts received in the last completed fiscal year.

36.	Please provide the disclosure required by Instruction 2 to Regulation S-B Item 402(b)(2)(iv) regarding the information in the “Restricted Stock Awards” column of the Summary Compensation Table.

Answer:

This section has been revised to provide the disclosure required by Instruction 2 to Regulation S-B Item 402(b)(2)(iv) regarding the information in the “Restricted Stock Awards” column of the Summary Compensation Table.

Recent Sales, page II-2

37.

Please ensure that you have reported all required transactions in this section. For example, we note a January 2005 sale of a convertible note mentioned in footnote 4 to your selling stockholders table.

Answer:

This section includes all required transactions. Please note that the convertible note in January 2005 is not disclosed in this section since the shares underlying the note have not been issued as of the date of the filing.

38.

We reissue comment 54. From footnote 24 of your selling stockholders table, it appears that numerous investors acquired shares in the March 11 acquisition. Please reconcile the table with your disclosure on page II-4 of an “insubstantial number” of persons and clarify how the cited exemption from registration was available.

Answer:

The Company believes that this exemption was available because although there are a number of shareholders who received shares as part of this transaction, the shares were issued to Secure Systems, Inc. pursuant to their agreement and were subsequently distributed to their shareholders. All other requirements of Section 4(2) were complied with for this issuance.

Undertakings, page II-7

39.	Note the revisions to the undertakings required by Regulation S-B Item 512(a) and (g) effective December 1, 2005.

Answer:	The undertakings have been revised as required by Regulation S-B Item 512(a) and (g) effective December 1, 2005.

Signatures

40.	Please clarify under the second paragraph of the Signatures page who is signing in the capacity of controller or principal accounting officer.

Answer:	This section has been revised to disclose that John X. Adiletta is signing as the principal accounting officer.

Unaudited Interim Financial Statements as of September 30, 2005

Note 2. Revenue Recognition, page F-6

41.

We note you response to prior comment 46 from out letter dated November 16, 2005. Please provide us with a detailed analysis that addresses how you meet each of the criteria of paragraph 9 of EITF 00-21 for separation of the hardware and maintenance elements. In your response, provide additional details regarding how the customer could sell the equipment on a standalone basis. It appears that although your customer could resell the equipment, any purchasers of the equipment would need to obtain the services from you, indicating that the hardware and service elements are not separated.

Answer:

The Company believes that it has three different arrangements (e.g. equipment, installation and maintenance) and therefore EITF 00-21(e.g. because there are no multiple deliverables within each of these three individual arrangements) - does not apply and existing GAAP for these three distinct revenue arrangements should be applied.

The analysis for each stream is as follows:

Equipment:

The pricing for the delivery of equipment to the customer’s site is established separately on a purchase order (there is no master contract) and the purchase order is signed by the customer. The purchase order states that payment is due when the equipment is delivered to the customer’s location. This arrangement is standalone. The Company is not obligated to provide any other deliverable under this portion of the purchase order. In fact, once the equipment is delivered, the customer has to negotiate, obtain and supervise the electrical installation of the equipment. The Company’s installation services comes much later in the process and they have nothing to do (e.g. obligations, performance requirements, etc.) with this electrical installation. As an example of this, if the customer never has the electrical work performed; the Company obviously can’t provide their installation services but the customer is responsible to pay for the equipment.

Conclusion: The sale of equipment is a stand alone revenue arrangement. The Company’s accounting policy is to recognize the revenue when the equipment is shipped as stated in their September 30, 2005 financial statements. The Company believes that the four basic criteria of revenue recognition have been met for this arrangement.

Installation:

The separate pricing for installation services is established on the same purchase order as the equipment. The same purchase order has done for the sake of customer convenience rather than to evidence any type of multiple arrangements. In fact, in prior years, the purchase order for installation services was a separate document. The pricing for each type of installation service is written separately on the purchase order. The primary installation services are the final connections for the electrical and the individual testing of the equipment pieces. All of these installation services are done after the customer contracted and supervised electrical work is completed.

Conclusion: The providing of installation services is a stand alone revenue arrangement. The Company’s accounting policy is to recognize the revenue as the respective installation services are provided to the customer as stated in their September 30, 2005 financial statements. These services are tracked by the Company and billed on a monthly basis based on the signed purchase order. Furthermore, no deferred revenue typically results from the providing of these installation services. The Company believes that the four basic criteria of revenue recognition have been met for this arrangement.

Maintenance:

These are separately priced contracts that are entered into with a customer typically after the installation services are performed. Maintenance services are not bundled into any other service. These maintenance services (with the exception of one particular customer) are billed at the end of the month after the service for the month has been provided.

Conclusion: The providing of maintenance services is a stand alone revenue arrangement. The Company’s accounting policy is to recognize revenue as the services are provided to the customer as stated in the Company’s September 30, 2005 financial statements. These services are billed at the end of the month after the service is provided. Deferred Revenue on the Company’s balance sheet results primarily the pre- billing of these services for one particular customer. The Company believes that the four basic criteria of revenue recognition have been met for this arrangement

42.

We note your response to prior comment 47. Based on your response, it appears that your former officer voluntarily returned the shares. The cancellation of the stock awards is not due to a failure of the employee to fulfill an obligation as there were no vesting or other restrictions placed on the original stock award. As a result, it does not appear that you meet the criteria of paragraph 15 of APB 25 for reversal of previously recorded compensation cost. Please revise the financial statements to record the return of the shares as a component of equity rather than as a reversal of previously recorded compensation cost.

Answer:

Please note that we have not revised the financial statements to reflect the reversal of the previously recorded compensation cost as a component of equity. This is because the Company believes that the criteria of APB no. 25- paragraph no. 15 which states in part: “For example, if a stock option is not exercised (or awarded stock is returned to the corporation) because an employee fails to fulfill an obligation, the estimate of compensation expense recorded in previous periods should be adjusted by decreasing compensation expense in the period of forfeiture.”

The Company defines the word “obligation” as follows: “The requirement to do what is imposed by law, promise, contract; a duty”

The employee only returned the shares as a result of his acknowledgement that while there was no written agreement outlining the obligations relating to shares issued, there was an understanding between the parties that there were obligations related to the receipt of shares. The return of shares without demand as well as his resignation from office also indicates an understanding, by the officer, of the nature of that issuance and his obligations. It is with this in mind that we believe that we meet the criteria of paragraph 15 of APB 25 for reversal of previously recorded compensation cost.

Note 11. Acquisition Agreement, page F-8

3.

We note your response to prior comment 52. However, it does not appear that you have revised the financial statements to address our comment. Please revise the financial statements and footnotes to present the preliminary purchase price allocation.

Answer:	The financial statements and footnotes have been revised to present the preliminary purchase price allocation.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin

GREGG E. JACLIN